

Mail Stop 3561

June 6, 2018

Via E-mail
John T. Maxwell
Chief Financial Officer
Aquestive Therapeutics, Inc.
30 Technology Drive
Warren, NJ 07059

> **Re:** **Aquestive Therapeutics, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 22, 2018**
> **CIK No. 0001398733**

Dear Mr. Maxwell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2018 letter.

General

1. We note your response to prior comment 1 that you provided copies of all materials; however we have not received any such copies to date. Please advise.

Risk Factors, page 11

2. Refer to prior comment 2. Please revise the risk factor on page 14 to clarify that it refers to the anti-trust litigation and add an appropriate heading.

Use of Proceeds, page 54

3.   We reissue prior comment 4. We continue to note the risk factor on page 49 and the disclosure in this section regarding the broad discretion in the use of net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are <u>discussed specifically</u> and the <u>alternatives to such use</u> in that event <u>are indicated</u>. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure.

Critical Accounting Policies and Estimates, page 73

Share-Based Payments, page 76

4.   We may have additional comments on your accounting for equity issuances including the non-voting common stock issued in conjunction with the termination of your performance unit plans, stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Material Agreements, page 93

5.   We partially reissue prior comment 10. Please revise the disclosure in the business section to clearly identify Indivior as your major customer, as required by Item 101(c)(1)(vii) of Regulation S-K.

Supplemental Agreement with Indivior, page 94

6.   Please separately quantify the additional amounts you may receive under the supplemental agreement related to royalties versus those related to performance-based milestones.

Unaudited Interim Consolidated Financial Statements, page F-30

7.   We note your expanded disclosure in response to our comments 17 and 18. Please also include this expanded disclosure in your annual financial statements.

Note 2 – Significant Accounting Policies, page F-35
(V) Revenue Recognition, page F-40
License and Royalty Revenue, page F-41

8.   In the disclosure added in response to our comment 17 you disclose that "upfront payments are recorded when incurred and milestone revenue is recognized upon the achievement of specific milestones." Please clarify how "recorded when incurred" is applied in practice and how this policy is consistent with ASC 605-25. In addition,

       clarify if these milestones are substantive. Please update both your annual and interim financial statement disclosure accordingly.

       You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: David S. Rosenthal, Esq.
       Dechert LLP